Contact

www.linkedin.com/in/mark-
aull-9b754913 (LinkedIn)

Top Skills

Matlab

C++

Robotics

Publications

Visual servoing for an autonomous
rendezvous and capture system

Water Calorimetry Using Heat Flux
Generation Methods

Development of a Fuzzy System
for Jet Engine Diagnostics and
Comparison with a Bayesian
Diagnostic System

A nonlinear inverse model for
airborne wind energy system
analysis, control, and design
optimization

Predictive vision from stereo
video: robust object detection for
autonomous navigation using
the Unscented Kalman Filter on
streaming stereo images

Patents

Hybrid rolling bridle system for
distributing load while permitting
freedom of rotation

Tethered vehicle control and tracking
system

Variable cross section tether

Tri-rotor aircraft capable of vertical
takeoff and landing and transitioning
to forward flight

Mark Aull

Chief Science Officer at Windlift, PhD from University of Cincinnati
Raleigh-Durham-Chapel Hill Area

Summary

Chief Science Officer at Windlift. Skilled in modeling and simulation,
controls, and programming. Strong research professional with a
Doctor of Philosophy - PhD in Aerospace Engineering focused
on controls and dynamics related Airborne Wind Energy from the
University of Cincinnati.

Experience

Windlift
11 years 11 months

Chief Science Officer
April 2020 - Present (5 years 3 months)

- Leads modeling, simulation, and controls group
- Developed AWE performance analysis and system optimization tool

Lead Aerospace Engineer
August 2013 - April 2020 (6 years 9 months)

- Responsible for developing simulation environment
- Responsible for developing aircraft controls

NASA Langley Research Center
Engineer Intern
2011 - 2013 (2 years)
Hampton, Virginia, United States

University of Cincinnati
Teaching Assistant
2009 - 2010 (1 year)
Cincinnati, Ohio, United States

Wright Patterson Air Force Base
Engineer Intern
April 2003 - September 2006 (3 years 6 months)
Dayton, Ohio, United States

Education

University of Cincinnati

Doctor of Philosophy - PhD, Aerospace, Aeronautical and Astronautical Engineering · (2010 - 2020)

University of Cincinnati

Master of Science - MS, Aerospace Engineering · (2006 - 2010)

University of Cincinnati

Bachelor of Science - BS, Aerospace Engineering · (2001 - 2006)